Exhibit 99.15

1+1 Canada Sante Canada Licence No. - N° de licence 10-MM0065/2017 PRODUCER'S LICENCE LICENCE DE PRODUCTEUR AUTORISE Pursuant to section 35 of the Access to Cannabis for Medical Purposes Regulations this licence is issued to: Conformement a I'article 35 du Reglement sur l'acces au cannabis a des fins medicales, Ia presente licence est delivree a: Aphria Inc. Leamington, ON, N8H 4H3, CANADA Region II as a licensed producer at the site indicated above, for the conduct of the following activities for the following controlled substances. a titre de producteur autorise a !'installation indiquee ci-haut, pour Ia conduite des operations suivantes pour les substances contr61ees suivantes. Cannabis substances authorized for sale or provision during the period from September 25, 2016 to September 25,2019: Substances de cannabis autorisees pour Ia vente ou le fournissement pendant Ia periode du 25 septembre 2016 au 25 septembre 2019: Building 1 I Batiment 1 Areas where cannabis is present I Zones de !'installation ou du cannabis est present: Processing Room 136, Greenhouse 1-3, Greenhouse 4E, Greenhouse 4W, Greenhouse 5, 7-10, Packaging Room, Drying Room, Staging Zone Room 116, Transitional Area Room 113, Hallway Room 115, Processing Room 108 Oil Extraction Room 107, Chemistry Laboratory Room 101, Micro Laboratory Room 102, Walkway connection (Greenhouse 3-4), Room 317-Storage/R&D Room, 318/326-Hallway, Room 320 Dirt Room, Room 324-Processing Room, Room 325/122 - Destruction Room, Room 315-Vault Room Storage Area I Aire de Stockage: Level 8 (Vault), Level 9 (Safe), and Level 9 (Vault) 0 .Q -co ::J o..>u OJ .Q 0 .Q ,g c c Substances/Substances Activities/Activites -c-c +::1:) u ::J :::l-o a: a.. 0 ... L.. 0 .Q QJrn._.c -ro ·:; c !::; en e Q) . '2c 0 .Q ·-CJ) CJ) CJ) CJ) Q) Q) CJ) CJ) CJ) CJ) 0 . &a.. --c c::::: ·a.-o 0.. •Q) ·-0.. .£: X cnw t:: t:: 0 0--0.. o..crn (ll ... 1--- c 0 QJ.!:Q > (ll 'ij5 - O.....J --... u u.::.J..:.:J. ... CJ) Q) 0 DRIED MARIHUANA I MARIHUANA SECHEE [gl [gl [gl [gl [gl 181 [gl CANNABIS OIL I HUILE DE CANNABIS [gl [gl [gl 181 [gl 181 181 CANNABIS IN ITS NATURAL FORM:CANNABIS RESIN I CANNABIS DANS SA FORME NATURELLE: RESINE DE CANNABIS [gl [gl [gl [gl [gl 181 [gl MARIHUANA PLANTS/ PLANTS DE MARIHUANA [gl [gl 181 [gl 181 181 [gl MARIHUANA SEEDS I GRAINES DE MARIHUANA [gl [gl [gl 181 [gl [gl 181 Director, Operations, Office of Medical C nabis LRB, for and on behalf of the Minister of Health Directeur, Operations, Bureau de cannabis me teal, DGLRC, pour et de Ia part du Ministre de Ia Sante

 1+1 Canada Sante Canada Conditions and Remarks I Conditions et Commentaires : This licence is restricted, in addition to all other applicable conditions, in that the substances inventory cannot excead at any given time a maximum storage capacity value of for the security level 8 vault, and for the security level 9 safe and the security level 9 vault respectively. I Cette licence est restreinte, en plus des autres conditions qui s'a.ppliquent, du fait que l'inventaire des substances ne peut depasser en tout temps une valeur maximale de capacite de stockage de pour Ia voute de niveau de securite 8, et pour le coffre-fort de niveau de securite 9 et pour Ia voillte de niveau de securite 9 respectivement. For a client or an individual who is responsible for the client, the sale activity is limited to the sale of the final packaged product: bottled cannabis oil produced by Aphria Inc. using C02 extraction into carrier oil, as inspected by Health Canada on February 3, 2017. Any changes to the cannabis oil products intended for sale, or to the extraction method(s) used to produce them must be submitted to Health Canada for compliance verification prior to sale.I Pour un client ou une personne responsable du client, l'activite de vente se limite a Ia vente du produit final emballe: huile de cannabis en bouteil/e produit par Aphria Inc. par extraction au C02 dans l'huile de support, comme inspecte par Sante Canada le 3 fevrier 2017. Tout changement apporte a un producit a base d'huile de cannabis destine a Ia vente, ou aux methodes d'extraction employees pour le fabriquer doit etre soumis a Sante Canada avant Ia vente, afin d'en verifier Ia conformite. Aphria Inc. must conduct pesticide testing and report results at the request of the Minister of Health, in accordance with applicable mandatory pesticide testing guidance documents.I Aphria Inc. doit effectuer des tests pour pesticides et rapporter les resultats a Ia demande du ministre de Ia Sante, conformement aux documents d'orientation applicables aux pesticides. If necessary; products targeted for destruction must be stored in a designated Subdivision C area and/or in an area with an assigned security level. Cannabis waste destruction must be conducted in the "Destruction Room 325" of Aphria Inc.'s site, and in accordance with the requirements of section 30 of the ACMPR. I Si necessaire, les produits destines a Ia destruction doivent etre entreposes dans une zone designee comme Subdivision C et/ou dans une zone avec un niveau de securite approuve. La destruction des dechets de cannabis doit avoir lieu dans Ia salle « Destruction Room 325 » du site d'Aphria Inc., et doit etre en conformite avec les exigences de /'article 30 du RACFM. This licenced producer may transfer or receive bulk shipments of substances authorized for sale under this licence to/from other licenced producers of marihuana for medical purposes, provided that the bulk product has not already been packaged into immediate containers for provision or sale under subsection 22(4) of the ACMPR, and on the condition that the licenced producer has completed the Licenced Producer Bulk Transfer Transaction Form, and provided it to Health Canada at a minimum of ten business days in advance of each planned shipment. I Ce producteur autorise peut transferer ou recevoir des expeditions en vrac de substances autorisees a Ia vente sous cette licence, a/de Ia part d'autres producteurs autorises de cannabis a des fins medicales, a condition que le produit en vrac n'a pas deja ete emballe dans le contenant immediat pour Ia vente ou fourniture sous le paragraphe 22(4) du RACFM, eta condition que le producteur autorise ait complete le formulaire de transaction en vrac entre producteurs autorises, et l'ait soumis a Sante Canada au minimum de dix jours ouvrables a /'avance de chaque expedition prevue. This licensed producer must notify Health Canada, at a minimum of 10 business days in advance, of each planned shipment for all sales or provisions of substances listed on this licence to Licensed Dealers for purposes other than testing. I Ce producteur autorise doit aviser Sante Canada, au moins de dix jours ouvrables a /'avance, de chaque expedition et de toutes les ventes ou fournitures de substances autorisees sous cette licence aux distributeurs autorises pour fins autres que pour essais. h producteurs autorises, et doit etre presente au plus tard le 15 de chaque mois pour le mois precedent. Effective date of the licence: June 23,2017 This licence expires on September 25, 2019 Date d'entree en vigueur de Ia licence: 23 juin 2017 La presente licence expire le 25 septembre, 2019 /). Director, Operations, Office of Medicalnnab· , CLRB, for and on behalf of the Minister of Health Directeur, Operations, Bureau de cannabis medical, DGLRC, pour et de Ia part du Ministre de Ia Sante